Comdisco, Inc. and Subsidiaries                                       Exhibit 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(dollars in millions)

                                                                  Three months ended
                                                                     December 31,           For the years ended September 30,
                                                                    1997      1996      1997      1996      1995      1994      1993
                                                                    ----      ----      ----      ----      ----      ----      ----
Fixed charges
  Interest expense <F1> ......................................      $ 82      $ 73      $301      $267      $278      $266      $295

  Approximate portion of
    rental expense representative
    of an interest factor ....................................         1         1         4         7        11        13        22
                                                                    ----      ----      ----      ----      ----      ----      ----
  Fixed charges ..............................................        83        74       305       274       289       279       317

Earnings from continuing operations
  before income taxes and
  extraordinary item, and cumulative
   effect of change in accounting principle,
   net of preferred stock dividends ..........................        54        47       203       176       160        80       137
                                                                    ----      ----      ----      ----      ----      ----      ----
Earnings from continuing  operations
before income taxes,  extraordinary  item,
  cumulative effect of change
   in accounting principle, net of
  preferred stock dividend ...................................      $137      $121      $508      $450      $449      $359      $454
                                                                    ====      ====      ====      ====      ====      ====      ====

Ratio of earnings to fixed charges ...........................      1.65      1.64      1.67      1.64      1.55      1.29      1.43
                                                                    ====      ====      ====      ====      ====      ====      ====
Rental expense:
  Equipment subleases ........................................      $  2      $  2      $  6      $ 14      $ 22      $ 30      $ 57
  Office space, furniture, etc ...............................         2         2         7         8        10         8         8
                                                                    ----      ----      ----      ----      ----      ----      ----
     Total ...................................................      $  4      $  4      $ 13      $ 22      $ 32      $ 38      $ 65
                                                                    ====      ====      ====      ====      ====      ====      ====
     1/3 of rental expense ...................................      $  1      $  1      $  4      $  7      $ 11      $ 13      $ 22
                                                                    ====      ====      ====      ====      ====      ====      ====

<F1> Includes interest expense incurred by continuity and network services and included in continuity and network services expenses on the statements of earnings.